UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of April 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Director Shareholding'




Pearson plc - Notification of Directors' Interests

Pearson operates the Annual Bonus Share Matching Plan (the "Plan") whereby executive directors and certain senior executives are able to elect to invest their annual bonus in ordinary shares in the Company ("Shares"). The participant is then entitled to receive, after tax thereon, one additional Share free of charge for every Share left in trust for five years (or half that number of additional Shares after three years). Entitlement to the additional Shares is dependent on Pearson satisfying a corporate performance target and will normally be lost if the participant leaves Pearson's employment.

Participants in the Plan who leave the Company with "good leaver" status under the Plan rules are entitled to receive a matching award of Shares, scaled down to reflect their period of service. The 3 year performance condition on the 2002 award has recently been met and as such, the Company is now in a position to make scaled down awards of Shares to a small number of ex-employees who left Pearson with "good leaver" status.

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Mourant & Co Trustees Limited (as trustee of the Pearson plc Employee Share Ownership Trust) is 365,729 Shares (representing 0.046% of the Company's issued ordinary share capital).

No executive directors have received Shares as a result of this release of Shares.

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 20 April 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary